UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building

9 Par-la-Ville Road

Hamilton

HM 11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2016, the board of directors of Golar LNG Partners LP (the “Partnership”) adopted the Golar LNG Partners LP Long Term Incentive Plan (the “Plan”) for the benefit of the employees, consultants and directors who perform services for the Partnership and its subsidiaries. The Plan provides for the grant of all or any of the following (collectively, “awards”): (i) unit options, (ii) unit appreciation rights, (iii) restricted units, (iv) phantom units, (v) unit awards, (vi) substitute awards, (vii) other unit-based awards, (viii) cash awards, (ix) distribution equivalent rights and (x) performance awards.

Administration

The Plan shall be administered by the board of directors of the Partnership or a separate committee that may be established for such purpose, which is referred to herein as the “committee” for purposes of this summary. The committee administers the Plan pursuant to its terms and all applicable laws. The committee has the power to determine to whom and when awards will be granted, determine the type and amount of awards (measured in cash or in common units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting provisions associated with an award, delegate duties under the Plan and execute all other responsibilities permitted or required under the Plan.

Securities to be Offered

Subject to adjustment due to recapitalization or reorganization in accordance with the terms of the Plan, 500,000 common units of the Partnership have been reserved for delivery with respect to awards under the Plan. In addition, if any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to awards under the Plan, to the extent allowable by law. Common units to be delivered pursuant to awards under the Plan may be newly issued common units or common units acquired in the open market, previously acquired units, units acquired from the Partnership, any affiliate or any other person, or any combination of the foregoing.

Awards

Unit Options. The committee may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the Plan will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for a unit option generally must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the committee determines for each unit option. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights. A unit appreciation right is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The committee may make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the Plan will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price generally must not be less than 100% of the fair market value per common unit as of the date of grant of the unit appreciation right.

Restricted Units. A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. Cash distributions paid with respect to the Partnership’s common units will be paid to the holder of restricted units without restriction at the same time as such distributions are paid to unitholders generally, unless otherwise specified in the applicable award agreement governing the restricted units.

Phantom Units. Phantom units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times and under such circumstances as determined by the committee. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit or any combination thereof as determined by the committee. Distribution equivalent rights may be granted in tandem with a phantom unit award, which may provide that cash distribution equivalents will be paid during or after the vesting period with respect to a phantom unit, as determined by the committee.

Unit Awards. The committee may grant common units that are not subject to restrictions to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The committee may grant awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation or acquisition by or involving the Partnership, an affiliate of another entity or the assets of another entity. Such substitute awards that are unit options or unit appreciation rights may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with applicable laws and exchange rules.

Other Unit-Based Awards. The committee may grant other unit-based awards under the Plan, which are awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, these other unit-based awards may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Cash Awards. The committee may grant awards denominated in and settled in cash. Cash awards may be based, in whole or in part, on the value or performance of a common unit.

Distribution Equivalent Rights. The committee may grant distribution equivalent rights in tandem with awards under the Plan (other than unit awards or an award of restricted units), or distribution equivalent rights may be granted alone. Distribution equivalent rights entitle the participant to receive cash equal to the amount of any cash distributions made by the Partnership during the period the distribution equivalent right is outstanding. Payment of cash distributions pursuant to a distribution equivalent right issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the committee.

Performance Awards. The committee may condition the right to exercise or receive an award, or the settlement or vesting of an award, or may increase or decrease the amount payable with respect to an award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

Tax Withholding

At the Committee’s discretion, and subject to conditions that the committee may impose, tax withholding obligations with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of common units issuable pursuant to the award based on the fair market value of the common units.

Anti-Dilution Adjustments and Change of Control

In the event of any “equity restructuring” event (such as a unit dividend, unit split, reverse unit split or similar event) with respect to the common units that may result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to awards in such event were discretionary, the committee will adjust the number and type of units covered by each outstanding award, the terms and conditions of each such award, the maximum number of units available under the Plan and the kind of units or other securities available for grant under the Plan, in each case, to equitably reflect the restructuring event. With respect to any similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustments to awards were discretionary (such as certain recapitalizations, reclassifications, reorganizations, mergers, combinations, exchanges or other relevant changes in capitalization), adjustment will be made by the committee in its discretion in accordance with the terms of the Plan with respect to, as appropriate, the maximum number of units available under the Plan, the number of units that may be acquired with respect to an award and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events. Upon a “change of control” (as defined in the Plan), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the committee deems appropriate to reflect the change of control.

Termination of Employment or Service

The consequences on outstanding awards under the Plan of the termination of a participant’s employment, consulting arrangement or membership on the board of directors of the Partnership will be determined by the committee in the terms of the relevant award agreement.

The foregoing description of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan, which was filed as Exhibit 4.5 to the Form S-8 filed by the Partnership on July 12, 2016 and is hereby incorporated in this report by reference.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (333-191909) OF THE REGISTRANT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: July 12, 2016

	By:	/s/ Brian Tienzo
Name: Brian Tienzo
Title: Principal Financial and Accounting Officer